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Exhibit (12)

          Opinion and Consent of Ropes & Gray LLP Regarding Tax Matters

December 18, 2006

Sterling Capital Small Cap Value Fund
The Advisors' Inner Circle Fund
101 Federal Street
Boston, MA 02110

Sterling Capital Small Cap Value Fund
BB&T Funds
301 Bellevue Parkway
Wilmington, DE 19809

Ladies and Gentlemen:

     We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated as of June 13, 2006, between The Advisors' Inner Circle Fund, a Massachusetts business trust ("Acquired Trust"), on behalf of one of its series, Sterling Capital Small Cap Value Fund (the "Acquired Fund"), and BB&T Funds, a Massachusetts business trust ("Acquiring Trust"), on behalf of one of its series, Sterling Capital Small Cap Value Fund ("Acquiring Fund"). The Agreement describes a proposed transaction (the "Transaction") to occur as of the date of this letter (the "Closing Date"), pursuant to which Acquiring Fund will acquire substantially all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Sections 9(g) and 10(f) of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

     Acquired Fund is a series of Acquired Trust, which is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Shares of Acquired Fund are redeemable at net asset value at each shareholder's option. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

     Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.

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     For purposes of this opinion, we have considered the Agreement, the
Combined Prospectus/Proxy Statement dated June 19, 2006 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above). Furthermore, Sterling Capital Management LLC, a North Carolina limited liability company that serves as the investment adviser of Acquired Fund and that will serve as the investment adviser of Acquiring Fund, has provided us with a letter dated as of the date hereof, representing as to certain facts, occurrences and information upon which Sterling Capital Management LLC has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

     Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that generally, subject to the final paragraph hereof, for U.S. federal income tax purposes:

     (i)  The Transaction will constitute a reorganization within the meaning of
          Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

     (ii) Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Acquired Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund;

     (iii) Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Acquired Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Acquired Fund immediately prior to the transfer;

     (iv) Under Section 1223(2) of the Code, the holding periods of the assets of Acquired Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Acquired Fund;

     (v) Under Section 361 of the Code, no gain or loss will be recognized by Acquired Fund upon the transfer of Acquired Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares by Acquired Fund to its shareholders in liquidation;

     (vi) Under Section 354 of the Code, no gain or loss will be recognized by Acquired Fund shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund Shares;

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     (vii) Under Section 358 of the Code, the aggregate basis of Acquiring Fund
          Shares an Acquired Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor;

     (viii) Under Section 1223(1) of the Code, an Acquired Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Acquired Fund shares exchanged therefor, provided that he or she held such Acquired Fund shares as capital assets; and

     (ix) Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code.

     Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

                                        Very truly yours,


                                        /s/ Ropes & Gray LLP
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                                        Ropes & Gray LLP